UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

PAVmed Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70387R106
(CUSIP Number)

June 12, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 70387R106

1	NAME OF REPORTING PERSON Matthew Sirovich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,395,127
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,395,127
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,395,127
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 70387R106

ITEM 1(a).	NAME OF ISSUER:

PAVmed Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

One Grand Central Plaza Suite 4600 60 E. 42nd Street New York, NY 10165

ITEM 2(a).	NAME OF PERSON FILING:

Matthew Sirovich

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o Scopia Capital Management LP 152 West 57th Street, 33rd Floor New York, NY 10019

ITEM 2(c).	CITIZENSHIP:

United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share (“Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

70387R106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
4,395,127

(b) Percent of class:
15.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

4,395,127

(ii) Shared power to vote or to direct the vote:
0

(iii) Sole power to dispose or to direct the disposition of:
4,395,127

(iv) Shared power to dispose or to direct the disposition of:
0

Of the shares of Common Stock reported as beneficially owned herein, The Sirovich Family Charitable Foundation (the “Sirovich Foundation”) directly holds 1,414,904 shares of Common Stock and Series Z Warrants to purchase 857,452 shares of Common Stock.  Matthew Sirovich is a Director and President of the Sirovich Foundation and may be deemed to beneficially own the shares of Common Stock and shares of Common Stock underlying the Series Z Warrants held by the Sirovich Foundation.  In addition, The Boomer Fund, L.P. (“Boomer”) directly holds 732,000 shares of Common Stock and Series Z Warrants to purchase 466,000 shares of Common Stock.  Mr. Sirovich is the general partner of Boomer and may be deemed to beneficially own the shares of Common Stock and shares of Common Stock underlying the Series Z Warrants held by Boomer.  Mr. Sirovich directly holds and beneficially owns 466,514 shares of Common Stock and Series Z Warrants to purchase 458,257 shares of Common Stock.  The Series Z Warrants were exercisable upon issuance for an exercise price of $1.60 per share of Common Stock and expire on April 30, 2024. Mr. Sirovich also holds Series S Warrants to purchase 1,199,383 shares of Common Stock.  The Series S Warrants cannot be exercised if following such exercise Mr. Sirovich would beneficially own greater than 4.75% of the outstanding shares of Common Stock and therefore none of the Series S Warrants are currently exercisable.  The percentage of beneficial ownership reported herein is based on a total of 26,509,654 shares of Common Stock outstanding following the Issuer’s rights offering that closed on June, 12, 2018, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on May 24, 2018, plus 1,781,709 shares of Common Stock issuable upon the exercise of Series Z Warrants.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The information in Item 4 is incorporated herein by reference.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 25, 2018

/s/ Matthew Sirovich
MATTHEW SIROVICH